SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 21, 2010

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 21, 2010 and Exhibit 2 Form 52-102F3 Material Change Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   December 21, 2010

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - December 21, 2010

Tanzanian Royalty and Stamico Join Forces to Develop

Advanced Stage Buckreef Mine Project in Tanzania

The Company is pleased to announce that it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania. Under the signed, binding heads of agreement with the State Mining Corporation of Tanzania (Stamico), Tanzanian Royalty will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance. A Definitive Joint Venture Agreement governing ownership and management of the Buck Reef properties is expected to be signed in due course.

According to James E. Sinclair, Chairman and CEO of Tanzanian Royalty, “The Company’s fiscal position has never been better and we intend to fast track development of the Buckreef Project with a view to achieving commercial production within a period of 30 months or less.”

The Buckreef Gold Mine Re-development Project as presently constituted is an advanced stage gold exploration project containing measured gold resources of 265,000 ounces, indicated resources of 444,000 ounces and inferred resources of 826,000 ounces as noted in the table below. This mineral resource estimate was prepared in accordance with National Instrument 43-101 standards of disclosure for mineral projects.

Buckreef Project Mineral Resources (July 2008)

Deposits	MEASURED			INDICATED			INFERRED
	Tonnes	Gold Grade (g/t)	Contained (ounces)	Tonnes	Gold Grade (g/t)	Contained (ounces)	Tonnes	Gold Grade (g/t)	Contained (ounces)
Buckreef	3,066,000	2.7	265,000	1,076,000	2.4	83,000	5,793,000	2.7	507,000
Buziba			-	6,565,000	1.7	361,000	2,140,000	1.6	110,000
Tembo & Bingwa			-			-	1,129,000	3.4	123,000
Minzwel			-			-	955,000	2.8	86,000
Total	3,066,000		265,000	7,641,000		444,000	10,017,000		826,000

*All resources are at a 1 g/t cut-off grade

Mr. Sinclair describes the Buckreef Project as a “company builder that will move Tanzanian Royalty into the league of gold producers at a time when gold prices are breaking out and the future for precious metals has never looked better.”

A total of 15 licenses are included in the project area which he said “exhibit potential to substantially boost the resource base at Buckreef, providing the foundation for raising production rates on an incremental basis in the future.”

Joseph Kahama, the Company’s Tanzania-based President, predicted that the partnership with Stamico “will become a template for other mining companies operating in the country” and he added that the benefits to the Tanzanian people “will be tangible and long lasting.”

“In the shorter term, we also see potential to mine and process surface gravels at Buckreef which will serve to augment anticipated gold output from our Kigosi and Lunguya projects, both of which will have modular type gravity plants operating on them in 2011,” he noted.

The Buckreef Project is located approximately 115 kilometres southwest of Mwanza on Lake Victoria and covers the eastern portion of the Rwamagaza Greenstone Belt, one of several Archean greenstone belts lying within the Tanzanian Craton of east Africa.

The Buckreef  area has a long history of small-scale mining and exploration work, most of which was undertaken by the United Nations, the Tanzanian Mineral Resources Division, Williamson Diamonds and Iamgold Corporation which brought the Buckreef property to its current stage of exploration and development.

Gold mineralization at Buckreef was developed along a prominent fault zone that ranges from five to 30 metres in width. Finely disseminated pyrite occurs in a halo surrounding pervasive quartz veining, the extent of which is directly related to the grade of the gold mineralization present. In several areas, drilling has confirmed the existence of higher grade gold mineralization at depth and a number of high priority regional exploration targets remain to be followed up.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

“Joseph Kahama”

Joseph Kahama, President

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.

Exhibit 2

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

Suite 404 – 1688 152 Street

South Surrey, BC   V4A 4N2

Item 2.

Date of Material Change

December 21, 2010

Item 3.

News Release

A news release announcing the material change referred to in this report was disseminated through Filing Services Canada on December 21, 2010

Item 4.

Summary of Material Change

The issuer announces it was the successful bidder for the Buckreef Gold Mine Re-Development Project in Northern Tanzania

Item 5.

Full Description of Material Change

Please see Company’s news release attached as Schedule “A” for full description of material change.

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact James E. Sinclair, Chairman and CEO at 860-364-1830

Item 9.

Date of Report.

December 21, 2010

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - December 21, 2010

Tanzanian Royalty and Stamico Join Forces to Develop

Advanced Stage Buckreef Mine Project in Tanzania

The Company is pleased to announce that it was the successful bidder for the Buckreef Gold Mine Re-development Project in northern Tanzania. Under the signed, binding heads of agreement with the State Mining Corporation of Tanzania (Stamico), Tanzanian Royalty will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the balance. A Definitive Joint Venture Agreement governing ownership and management of the Buck Reef properties is expected to be signed in due course.

According to James E. Sinclair, Chairman and CEO of Tanzanian Royalty, “The Company’s fiscal position has never been better and we intend to fast track development of the Buckreef Project with a view to achieving commercial production within a period of 30 months or less.”

The Buckreef Gold Mine Re-development Project as presently constituted is an advanced stage gold exploration project containing measured gold resources of 265,000 ounces, indicated resources of 444,000 ounces and inferred resources of 826,000 ounces as noted in the table below. This mineral resource estimate was prepared in accordance with National Instrument 43-101 standards of disclosure for mineral projects.

Buckreef Project Mineral Resources (July 2008)

Deposits	MEASURED			INDICATED			INFERRED
	Tonnes	Gold Grade (g/t)	Contained (ounces)	Tonnes	Gold Grade (g/t)	Contained (ounces)	Tonnes	Gold Grade (g/t)	Contained (ounces)
Buckreef	3,066,000	2.7	265,000	1,076,000	2.4	83,000	5,793,000	2.7	507,000
Buziba			-	6,565,000	1.7	361,000	2,140,000	1.6	110,000
Tembo & Bingwa			-			-	1,129,000	3.4	123,000
Minzwel			-			-	955,000	2.8	86,000
Total	3,066,000		265,000	7,641,000		444,000	10,017,000		826,000

*All resources are at a 1 g/t cut-off grade

Mr. Sinclair describes the Buckreef Project as a “company builder that will move Tanzanian Royalty into the league of gold producers at a time when gold prices are breaking out and the future for precious metals has never looked better.”

A total of 15 licenses are included in the project area which he said “exhibit potential to substantially boost the resource base at Buckreef, providing the foundation for raising production rates on an incremental basis in the future.”

Joseph Kahama, the Company’s Tanzania-based President, predicted that the partnership with Stamico “will become a template for other mining companies operating in the country” and he added that the benefits to the Tanzanian people “will be tangible and long lasting.”

“In the shorter term, we also see potential to mine and process surface gravels at Buckreef which will serve to augment anticipated gold output from our Kigosi and Lunguya projects, both of which will have modular type gravity plants operating on them in 2011,” he noted.

The Buckreef Project is located approximately 115 kilometres southwest of Mwanza on Lake Victoria and covers the eastern portion of the Rwamagaza Greenstone Belt, one of several Archean greenstone belts lying within the Tanzanian Craton of east Africa.

The Buckreef  area has a long history of small-scale mining and exploration work, most of which was undertaken by the United Nations, the Tanzanian Mineral Resources Division, Williamson Diamonds and Iamgold Corporation which brought the Buckreef property to its current stage of exploration and development.

Gold mineralization at Buckreef was developed along a prominent fault zone that ranges from five to 30 metres in width. Finely disseminated pyrite occurs in a halo surrounding pervasive quartz veining, the extent of which is directly related to the grade of the gold mineralization present. In several areas, drilling has confirmed the existence of higher grade gold mineralization at depth and a number of high priority regional exploration targets remain to be followed up.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

“Joseph Kahama”

Joseph Kahama

President

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.